September 12, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed: January 5, 2006

Form 10-QSB for Fiscal Quarter Ended June 30, 2006
File No. 333-62236

Dear Mr. Spirgel:

In connection with your letter on behalf of the Securities and Exchange Commission (the “Commission”), dated August 30, 2006, to Telecom Communications, Inc. (the “Company”) with regard to its Form 10-KSB for the fiscal year ended September 30, 2005 and Form 10-QSB for the period ended June 30, 2006, we respectfully request that the Commission grant the Company an extension for filing until September 28, 2006.

The additional time is necessary in order to coordinate the responses of the Company with its accountants, auditors and legal counsel of the Company. In making a decision on this request, we respectfully ask the Commission to take into consideration that the primary language of the Company is Chinese.

Thank you for your consideration and we would appreciate an opportunity to discuss this matter with you further at your convenience. You may contact me at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin